

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Ken MacAlpine
President, Secretary, Treasurer, Chief Executive Officer
and Chief Financial Officer
Sombrio Capital Corp.
311 Tawny Road
Sarnia, Ontario, Canada N7S 5K1

>   **Re: Sombrio Capital Corp.**
>   **Form 10-K**
>   **Filed January 29, 2010**
>   **Forms 10-Q for Fiscal Quarter Ended July 31, 2010**
>   **Filed September 9, 2010**
>   **File No. 000-52667**

Dear Mr. MacApline:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2009

Financial Statements, page 15

Report of Independent Registered Public Accounting Firm, page 16

1.   As you identify yourself as an exploration-stage company, and provide the inception to date financial information required by FASB ASC Topic 915, the report from your independent auditors should include a reference to such inception to date information, if audited by your current auditors. Please amend your filing to include an audit report that includes such a reference, or tell us why you believe such reference is not needed. Refer to Rule 2-02(a) of Regulation S-X and AU 508, paragraph 74(a), for additional guidance.

<u>Statement of Operations and Statement of Comprehensive Loss, page 18</u>

2.   We note you presented financial results for the three-month periods ended October 31, 2009 and 2008. However, neither of these periods appears to be covered in the scope of your accountant's corresponding audit report, nor are the periods labeled as being "unaudited." Please amend your filing to either have your accountant include the information in an updated audit report, or label it as being unaudited, if true. Additionally, if interim information is included in your filing, provide the discussion of such interim financial information pursuant to Item 303(B) of Regulation S-K.

3.   We also note the Statement of Operations is marked as "(Unaudited)" in the title. Please remove this label in the title to the statements as a whole, as some financial information presented has been audited per the audit report presented on page 16. Please ensure only the columns that include unaudited financial information are marked and labeled accordingly.

<u>Exhibit 31.1</u>

4.   We note your officer's certification inserted the word "annual" before "Report," in the first paragraph, and used "our" rather than "me" or "my," in paragraphs 4(a) through 4(c). In future filings, your certifications should match *exactly* the form under Item 601(b)(31) of Regulation S-K and, if applicable, consistently convey that such representations are being made by a sole officer, rather than multiple officers.

<u>Forms 10-Q for the Fiscal Quarter Ended July 31, 2010</u>

<u>Statement of Operations, page 4</u>

5.   Please revise your earnings per share presentation here, and elsewhere throughout your filing, to eliminate the fractional cent amounts, and present all earnings per share amounts rounded to the nearest whole cent.

<u>Note 3 – Mineral Property, page 10</u>
<u>Note 8 – Financial Commitments, page 13</u>

6.   We note you recently signed a lease on five lode mining claims in Elko County, Nevada, which became effective April 20, 2010. It appears such lease would be considered a material contract. Accordingly, please file any such contracts as exhibits to your filing, in accordance with Item 601(b)(10) of Regulation S-K. If you do not believe that such contract falls within the purview of Item 601(b)(10), please explain why.

Note 6 – Income Taxes, page 11

7.   It appears that the information disclosed in this note is identical to that which you disclosed in the corresponding disclosure in your fiscal 2009 Form 10-K, and has not been updated to reflect information pertaining to the interim periods presented. Please revise your disclosure, or tell us why you believe the periods presented are appropriate, citing all authoritative accounting literature that supports your conclusion.

Managements' Discussion and Analysis of Financial Condition and Results of Operations, page 14

8.   Please amend your filing to provide a discussion of your results of operations for each of the comparative interim periods presented in your filing, as required by Item 303(B) of Regulation S-K.

Controls and Procedures, page 17

9.   You reported that there were no *significant* changes in your internal controls *subsequent to the date of [your] evaluation*. Please revise this to address *any* changes in internal controls over financial reporting *that occurred during the last fiscal quarter*. Refer to Item 308T(b) of Regulation S-K for further guidance.

Exhibit 31

10.   We note you used the phrase "quarterly report" instead of "report" in the first paragraph, referred to "small business issuer" rather than "registrant" throughout your certification, used "our" rather than "me" or "my" in paragraphs 4(a) and 4(b), and omitted the representations under the introductory section of paragraph 4 and paragraph 4(b), pertaining to internal controls over financial reporting, as required by Item 601(b)(31)(i) of Regulation S-K. Please amend your filing to include revised and updated officers' certifications that match exactly the form under Item 601(b)(31) of Regulation S-K, to fully comply with these requirements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3489, with any other questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant